

Jardine Strategic

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda



Press Release

www.jardines.com

To: Business Editor

29th July 2003

For immediate release

Cycle & Carriage Limited
2003 Half Year Financial Statement and Dividend Announcement

The following press release was issued today by the Company's 50.33%-owned subsidiary, Cycle & Carriage Limited.

For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

Golin/Harris Forrest
Katherine Wang (852) 2501 7984

With reference to the rights issue of ordinary shares announced by Cycle & Carriage Limited on 29th July 2003, these materials are not an offer of securities for sale into the United States. The securities may not be offered or sold in the United States unless they are registered or exempt from registration and any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and management, as well as


CYCLE & CARRIAGE

29 July 2003

CYCLE & CARRIAGE LIMITED
2003 HALF YEAR FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT

Highlights

- Astra performs well and announces dividend resumption
- Strong contributions from Singapore motors and MCL
- A 1 for 3 rights issue to raise approximately between S$245.7 million and S$248.1 million
- Astra to receive S$395 million from sale of Toyota manufacturing interest

"The Group expects to have a satisfactory performance for the remainder of the year. The value of the Indonesian Rupiah will continue to influence the Group's attributable profit from Astra, but its ability to reinstate the payment of dividends will improve the Company's financial position going forward."

Anthony Nightingale, *Chairman*
29 July 2003

Results

	Six months ended 30 June		
	2003	2002	Change
	S$m	S$m	%
Revenue	**2,695**	2,379	13
Trading profit after tax and minorities	**139**	124	12
Underlying net profit	**162**	134	21
Net profit	**163**	112	46
	cts	cts	
Underlying earnings per share – basic	**66.9**	56.1	19
Earnings per share - basic	**67.5**	46.9	44
	At 30.6.2003 S$m	At 31.12.2002 S$m	
Shareholders' funds	**1,248**	1,035	21
	S$	S$	
Net asset value per share	**5.15**	4.28	20

The results for the six months ended 30 June 2003 were reviewed by the auditors in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements). The results for the six months ended 30 June 2002 were not audited nor reviewed by the auditors. The results for the year ended 31 December 2002 were audited. Certain comparatives have been restated to conform with this financial period's presentation.

CYCLE & CARRIAGE LIMITED
FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2003

OVERVIEW

Cycle & Carriage recorded a good result in the first half of 2003 with a strong contribution from our major associate, Astra. This was achieved despite the disruption in Asia caused by the outbreak of Severe Acute Respiratory Syndrome ("SARS") and the uncertain economic environment.

Further progress has been made in strengthening Astra's finances, including an equity raising of some S$280 million in January which Cycle & Carriage fully supported. This, together with open market share purchases, has enabled the Group to increase its stake in Astra to over 35%. Cycle & Carriage has now announced a rights issue to raise approximately between S$245.7 million and S$248.1 million, for the purpose of reducing the Group's high level of debt mainly arising from the cost of the investment in Astra.

PERFORMANCE

For the six months to 30 June 2003, the underlying profit after tax and minorities was S$162 million, 21% above the previous first half. Astra continues to be the major contributor to the Group's profits with a strong trading performance compensating for a reduction in its foreign exchange gains. An improved contribution from the motor operations in Singapore was offset by losses in Australia and reduced earnings in Malaysia. There were increased profits from our property interests.

After exceptional items, which included Astra's gain on the repurchase of discounted debt, an adjustment to the share of its gain on a disposal and a write down in the value of one of CCL Group Properties' ("CCLGP") investment properties, net profit grew by 46% to S$163 million for the first half of 2003.

Net debt increased by S$144 million to S$778 million due to the further investment in Astra and the acquisition by MCL Land of property development sites.

The Board has declared an interim dividend of 3 cents (2002: 3 cents) per share less income tax for the six months to 30 June 2003. The Cycle & Carriage Limited Scrip Dividend Scheme, under which shareholders may elect to receive dividends in the form of shares instead of cash, will not apply to this interim dividend due to factors arising from the rights issue. The Books Closure Date and payment date of this interim dividend are set out in note 16 below.

RIGHTS ISSUE

Earlier this year Cycle & Carriage invested a further S$152 million in Astra shares through the rights issue and subsequent open market purchases. The Group's shareholding in Astra is now 35.1%, acquired at a total cost of S$831 million and financed from internal resources and debt. The Board considers that Cycle & Carriage's resulting level of consolidated net debt of some S$778 million to be too high.

Astra is now the major contributor to earnings and its improved financial position will allow it to resume dividend payments. Cycle & Carriage, therefore, believes that it is an opportune time to enlarge the equity base of the Company and to finance a greater proportion of the shareholding in this important associate with permanent capital. The Company has, therefore, announced a 1 for 3 rights issue at S$3.00 per share to raise approximately between S$245.7 million and S$248.1 million.

Jardine Strategic is supportive of the Group's business development and has committed to participating fully in the rights issue. Full details of the Rights Issue are being sent to shareholders.

GROUP REVIEW

Astra

Astra has continued to benefit from the stable economic environment in Indonesia and the relative strength of the Rupiah. Its contribution to the Group's trading performance increased by 15% to S$112 million, while its contribution to underlying profit was further boosted by exchange gains of S$18 million on its foreign currency denominated debt. At the exceptional level, Astra recorded gains on debt buyback and an adjustment to a gain on the sale of Pramindo, leading to a contribution after exceptional items of S$138 million.

Following its successful debt restructuring in late 2002, Astra raised Rp1.4 trillion (S$280 million) through a rights issue in January 2003; the funds being used to support higher debt amortisation payments, debt repurchase, and investment and working capital needs.

Astra has entered into an agreement with Toyota Motor Corporation for the sale of 46% out of its 51% interest in the Toyota manufacturing operations in Indonesia for US$226 million (S$395 million), while retaining its 51% stake in the Toyota distribution business. This transaction will substantially complete the restoration of Astra's balance sheet.

Astra's motor vehicle sales for the five months fell marginally to 59,217 units, compared to an overall market growth of 7%, leading to its market share reducing by 3% to 42%. The decline was due to lower sales of the Isuzu Panther resulting from a significant increase in the price of diesel fuel that impacted demand for diesel powered vehicles. Toyota continued as

Sales of motorcycles by Astra Honda Motors increased by 6% to 596,963 units, compared to the overall market growth of 13%, reducing its market share by 4% to 54%. Astra's lower growth reflected increased competition from new models in the cub segment.

The agribusiness benefited from a 17% increase in crude palm oil ("CPO") production to 236,825 metric tonnes and a 21% increase in average prices in the first five months of the year, compared to the similar period of the previous year. Most of the other Astra businesses also achieved improved trading performances.

Motor

Earnings from motor operations for the half year declined 28% to S$19 million due to losses in Australia and a reduced contribution from Cycle & Carriage Bintang following the change in its relationship with Mercedes-Benz.

The Singapore motor operations achieved increased earnings of S$17 million, up 93%, as the market benefited from a continuing high level of certificates of entitlement and reductions in duties. Mercedes-Benz passenger car sales rose 62% to 1,874 units following good demand for the new E-Class. Sales of Mitsubishi and Kia also increased, rising 12% to 3,390 units, but there was a 26% decline in the sales of commercial vehicles.

In March, the Group increased its interest in the motor finance business, UMF (Singapore) Ltd, by 10% to 50% for a total consideration of S$17 million pursuant to the exercise of a put option under the terms of the shareholders' agreement.

Cycle & Carriage Bintang's move from being the Mercedes-Benz distributor in Malaysia to being a major dealer became effective in January 2003, although the negative financial impact was mitigated in the first half by the sale of carry-over units which carried the distribution margin. Together with contribution from Cycle & Carriage (Malaysia)'s motor dealership operations, the Group's Malaysian interests produced S$10 million contribution.

The Group's motor activities in Australia were severely impacted by keen competition and stock provisions resulting in a loss of S$8 million for the period, compared to a profit of S$4 million in the first half of 2002. Sales of Hyundai vehicles declined to 15,909 units at reduced gross profit margins while its Audi joint venture saw a marginal increase in sales in the first half.

The New Zealand operations continued to benefit from the strong demand for commercial vehicles and increased their contribution to S$5 million.

Property

The property market in Singapore weakened in the first half for all sectors with new residential sales being further affected by the SARS outbreak. The Group's investment properties saw pressure on both occupancy levels and rental rates.

The underlying contribution from property, however, increased to S$18 million for the period as MCL Land benefited from a high level of sales achieved prior to the current market weakness. Exceptional items at S$6 million consisted mainly of the write down in the value of one of CCLGP's investment properties.

MCL Land's contribution from development properties came primarily from The Warren, with lower amounts from Forest Hills and Rio Vista. The company continues to replenish its land bank, and acquired two adjoining plots at Carlisle Road and Norfolk Road for S$46 million and a site at Bukit Ho Swee adjacent to the Tiong Bahru MRT station for S$73 million.

OUTLOOK

The Group expects to have a satisfactory performance for the remainder of the year. The value of the Indonesian Rupiah will continue to influence the Group's attributable profit from Astra, but its ability to reinstate the payment of dividends will improve the Company's financial position going forward.

Anthony Nightingale
Chairman
29 July 2003

Cycle & Carriage Limited
Consolidated Profit and Loss Account

Six months ended 30 June	Note	2003 S$m	2002 S$m	Change %
Revenue		**2,695.1**	2,378.7	13
Less: Share of associates' and joint ventures' revenue		**(1,344.8)**	(1,170.2)	15
Group revenue		**1,350.3**	1,208.5	12
Cost of sales		**(1,190.4)**	(1,088.3)	9
Gross profit		**159.9**	120.2	33
Other operating income		**7.1**	8.7	-18
Selling and distribution expenses		**(79.5)**	(51.3)	55
Administrative expenses		**(42.8)**	(41.1)	4
Others		**7.3**	(0.1)	nm
Operating profit		**52.0**	36.4	43
Share of associates' and joint ventures' results		**166.8**	172.8	-3
Profit before financing charges		**218.8**	209.2	5
Net financing charges		**(13.6)**	(12.2)	11
Trading profit		**205.2**	197.0	4
Material, recurring items	4	**26.0**	63.3	-59
Underlying profit		**231.2**	260.3	-11
Exceptional items	4	**(2.2)**	(28.5)	-92
Profit before tax	3	**229.0**	231.8	-1
Tax	5	**(57.4)**	(119.6)	-52
Profit after tax		**171.6**	112.2	53
Minorities		**(8.5)**	(0.3)	nm
Net profit		**163.1**	111.9	46

	cts	cts	
Underlying earnings per share			
- basic	**66.9**	56.1	19
- fully diluted	**66.9**	56.0	19
Earnings per share			
- basic	**67.5**	46.9	44
- fully diluted	**67.5**	46.8	44

Notes: *Underlying earnings per share is calculated based on net profit before exceptional items net of tax and minorities. Earnings per share ("EPS") is calculated based on net profit.*

Basic underlying EPS and basic EPS are computed based on the weighted average number of ordinary shares in issue of 241.7 million (30.6.02:238.5 million) during the period.

In computing fully diluted underlying EPS and fully diluted EPS, share options with exercise prices equal to or above the fair value of the shares are disregarded. The weighted average number of shares used in computation of underlying EPS and EPS on a fully diluted basis is 241.8 million (30.6.02:238.8 million).

Certain comparative figures have been restated to conform with this financial period's presentation.

nm – not meaningful

Cycle & Carriage Limited
Consolidated Balance Sheet

	Note	At 30.6.03 S$m	At 31.12.02 S$m
Non-current assets			
Property, plant and equipment		**84.8**	119.8
Investment properties		**440.2**	449.5
Development properties		**566.3**	444.9
Interests in associates and joint ventures	8	**988.9**	663.4
Deferred tax asset		**6.5**	7.6
Other non-current assets		**25.2**	20.3
Negative goodwill		**(24.7)**	(25.2)
		2,087.2	1,680.3
Current assets			
Properties for sale		**86.1**	49.4
Stocks		**288.1**	354.4
Debtors		**154.1**	187.5
Tax recoverable		**1.8**	2.4
Short term investment		**2.9**	7.9
Bank and other liquid funds		**42.9**	142.5
		575.9	744.1
Total assets		**2,663.1**	2,424.4
Non-current liabilities			
Borrowings due after one year	9	**172.6**	214.0
Deferred tax liability		**8.5**	5.6
Non-current provisions		**30.4**	19.7
Other non-current liabilities		**6.7**	6.0
		218.2	245.3
Current liabilities			
Creditors		**152.3**	203.3
Dividend payable		**22.6**	-
Provisions		**22.5**	25.4
Tax payable		**22.2**	22.4
Borrowings due within one year	9	**648.1**	562.4
		867.7	813.5
Total liabilities		**1,085.9**	1,058.8
Net assets		**1,577.2**	1,365.6
Financed by:			
Share capital and reserves			
Share capital		**242.1**	241.5
Reserves			
Share premium		**264.1**	262.7
Capital reserve		**81.8**	82.4
Revenue reserve		**659.7**	448.2
Shareholders' funds		**1,247.7**	1,034.8
Minorities		**329.5**	330.8
		1,577.2	1,365.6
Net asset value per share		**S$5.15**	S$4.28

Cycle & Carriage Limited
Consolidated Statement of Changes in Equity

	Note	Share capital S$m	Share premium S$m	Capital reserve S$m	Revenue reserve S$m	Total S$m
2003						
Balance at 1 January						
- as previously reported		241.5	262.7	29.8	500.8	1,034.8
- effect of change in accounting policy	2	-	-	52.6	(52.6)	-
- as restated		241.5	262.7	82.4	448.2	1,034.8
Reserve realised on sale of an investment property		-	-	(0.6)	-	(0.6)
Share of an associate's loss on dilution		-	-	-	(0.3)	(0.3)
Translation difference		-	-	-	71.3	71.3
Dividend payable		-	-	-	(22.6)	(22.6)
Net gains/(losses) not recognised in profit and loss account		-	-	(0.6)	48.4	47.8
Net profit		-	-	-	163.1	163.1
Total recognised gains/ (losses) for the financial period		-	-	(0.6)	211.5	210.9
Issue of shares		0.6	1.4	-	-	2.0
Balance at 30 June		242.1	264.1	81.8	659.7	1,247.7
2002						
Balance at 1 January						
- as previously reported		238.5	251.2	39.7	276.7	806.1
- effect of change in accounting policy	2	-	-	39.1	(39.1)	-
- as restated		238.5	251.2	78.8	237.6	806.1
Revaluation deficit on an investment property		-	-	(3.2)	-	(3.2)
Gain on dilution of interest in an associate		-	-	-	2.3	2.3
Share of an associate's revaluation surplus		-	-	7.1	-	7.1
Share of an associate's share premium		-	-	0.2	-	0.2
Translation difference		-	-	-	31.0	31.0
Dividend payable		-	-	-	(22.3)	(22.3)
Net gains not recognised in profit and loss account		-	-	4.1	11.0	15.1
Net profit		-	-	-	111.9	111.9
Total recognised gains for the financial period		-	-	4.1	122.9	127.0
Issue of shares		0.1	0.3	-	-	0.4
Balance at 30 June		238.6	251.5	82.9	360.5	933.5

Cycle & Carriage Limited
Company Balance Sheet

	At 30.6.03 S$m	At 31.12.02 S$m
Non-current assets		
Property, plant and equipment	**0.7**	0.6
Interests in subsidiaries	**1,628.5**	1,411.9
Interests in associates	**88.6**	72.9
	1,717.8	1,485.4
Current assets		
Debtors	**6.4**	2.7
Tax recoverable	**0.3**	-
Short term investment	**0.1**	0.1
Bank and other liquid funds	**8.2**	21.6
	15.0	24.4
Total assets	**1,732.8**	1,509.8
Non-current liabilities		
Borrowings due after one year	**135.0**	50.0
Deferred tax liability	**1.4**	1.4
	136.4	51.4
Current liabilities		
Creditors	**5.6**	5.7
Dividend payable	**22.6**	-
Tax payable	**1.9**	1.7
Borrowings due within one year	**350.0**	335.0
	380.1	342.4
Total liabilities	**516.5**	393.8
Net assets	**1,216.3**	1,116.0
Financed by:		
Share capital and reserves		
Share capital	**242.1**	241.5
Reserves		
Share premium	**264.1**	262.7
Revenue reserve	**710.1**	611.8
Shareholders' funds	**1,216.3**	1,116.0
Net asset value per share	**S$5.02**	S$4.62

Cycle & Carriage Limited
Company Statement of Changes in Equity

	Share capital S$m	Share premium S$m	Revenue reserve S$m	Total S$m
2003				
Balance at 1 January	241.5	262.7	611.8	1,116.0
Translation difference	-	-	1.0	1.0
Dividend payable (net)	-	-	(22.6)	(22.6)
Net loss not recognised in profit and loss account	-	-	(21.6)	(21.6)
Net profit	-	-	119.9	119.9
Total recognised gain for the financial period	-	-	98.3	98.3
Issue of shares	0.6	1.4	-	2.0
Balance at 30 June	242.1	264.1	710.1	1,216.3
2002				
Balance at 1 January	238.5	251.2	438.7	928.4
Reserve realised on repayment of equity loan	-	-	2.3	2.3
Translation difference	-	-	1.8	1.8
Dividend payable (net)	-	-	(22.3)	(22.3)
Net loss not recognised in profit and loss account	-	-	(18.2)	(18.2)
Net profit	-	-	214.7	214.7
Total recognised gain for the financial period	-	-	196.5	196.5
Issue of shares	0.1	0.3	-	0.4
Balance at 30 June	238.6	251.5	635.2	1,125.3

Cycle & Carriage Limited
Consolidated Statement of Cash Flows

Six months ended 30 June	Note	**2003**	2002
		S$m	S$m
Cash flows from operating activities	10	**69.3**	181.5
Interest paid		**(17.1)**	(19.1)
Interest received		**2.4**	1.3
Other finance costs paid		**(1.0)**	(0.5)
Income tax paid		**(6.4)**	(17.8)
		(22.1)	(36.1)
Net cash flows from operating activities		**47.2**	145.4
Cash flows from investing activities			
Sale of property, plant and equipment and shares in an associate		**6.1**	1.5
Proceeds from sale of an investment property		**3.4**	-
Purchase of property, plant and equipment		**(7.5)**	(3.9)
Purchase of shares in a subsidiary		**(0.1)**	-
Purchase of shares in associates		**(168.8)**	(14.7)
Dividends received from associates (net)		**13.9**	4.6
Net cash flows from investing activities		**(153.0)**	(12.5)
Cash flows from financing activities			
Proceeds from issue of shares		**1.9**	0.4
Loans to minorities and associates		**-**	(0.2)
Term loans and notes		**12.8**	(138.1)
Dividends paid to minorities		**(10.6)**	(3.5)
Net cash flows from financing activities		**4.1**	(141.4)
Net change in cash and cash equivalents		**(101.7)**	(8.5)
Cash and cash equivalents at the beginning of the period		**142.2**	96.6
Effect of exchange rate changes		**0.2**	(0.7)
Cash and cash equivalents at the end of the period		**40.7**	87.4

Cycle & Carriage Limited
Notes

1 Basis of preparation

The financial information contained in this announcement has been based on the unaudited results for the six months ended 30 June 2003 which were reviewed by the auditors in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements). The accounting policies used are consistent with those set out in the 2002 audited accounts. There are no changes in those accounting policies except for the change in accounting policy adopted with regards to investment properties as explained in Note 2. This interim report is in compliance with Financial Reporting Standard 34 "Interim Financial Reporting".

2 Change in accounting policy

With effect from 1 January 2003, the Group changed its policy with regards to the revaluation of investment properties. Under the new policy, the surplus on revaluation of each investment property is taken to the capital reserve account unless it relates to a previous deficit that was charged to the profit and loss account while the deficit on revaluation of each investment property is charged to the profit and loss account unless it offsets a previous surplus. Under the previous policy, the net surplus or deficit on revaluation of investment properties was taken to the capital reserve account unless the total revaluation surplus on the same class of assets was insufficient to cover the deficit, in which case the amount by which the deficit exceeded the available surplus was charged to the profit and loss account. The reasons for the change are:

- different types of investment properties in different countries are subject to different economic and political conditions as well as market risks;
- it is more prudent to charge out any declines in property values to the profit and loss account immediately than to defer them by offseting them against the surpluses of other properties; and
- it aligns the Group's accounting policies more closely with that of international accounting standards.

Following the change in accounting policy, an amount of S$52.6 million has been adjusted against the revenue reserve and capital reserve as at 1 January 2003 with no impact to the shareholders' funds. The comparative information has been restated.

3 Profit before tax

	Group		
Six months ended 30 June	**2003**	2002	*Change*
	S$m	S$m	*%*
Profit before tax is determined after including:			
Interest expense	**(14.6)**	(12.7)	*15*
Interest income	**2.1**	1.0	*110*
Depreciation and amortisation	**(7.0)**	(7.4)	*-5*
Provision for doubtful debts	**(0.7)**	(0.2)	*250*
(Provision)/writeback in provision for stock obsolescence	**(6.7)**	0.4	*nm*
Net exchange gain	**6.9**	0.3	*nm*
Profit/(loss) on disposal of property, plant and equipment	**(0.3)**	0.3	*nm*
Material, recurring items	**26.0**	63.3	*-59*
Exceptional items	**(2.2)**	(28.5)	[illegible]

4 Material, recurring items and exceptional items

	Group					
	Profit before tax			Profit after tax and minorities		
Six months ended 30 June	2003 S$m	2002 S$m	Change %	2003 S$m	2002 S$m	Change %
Trading profit	**205.2**	197.0	4	**139.1**	124.4	12
Add: Material, recurring items						
Share of associates'						
- exchange gain on foreign currency debts	**26.0**	63.3	-59	**18.2**	44.3	-59
- deferred tax asset	**-**	-	-	**4.4**	-	100
Provision for tax in an associate	**-**	-	-	**-**	(35.0)	-100
	26.0	63.3	-59	**22.6**	9.3	143
Underlying profit	**231.2**	260.3	-11	**161.7**	133.7	21
Add: Exceptional items						
Profit on sale of an investment property	**0.6**	-	100	**0.6**	-	100
Revaluation deficit of investment properties	**(8.1)**	(16.6)	-51	**(6.4)**	(9.9)	-35
Exchange losses on loans to subsidiaries	**-**	(12.4)	-100	**-**	(12.4)	-100
Share of an associate's						
- gain/(adjustment) on sale of investments	**(6.2)**	0.5	nm	**(4.3)**	0.5	nm
- gain on debt buyback	**11.5**	-	100	**11.5**	-	100
	(2.2)	(28.5)	-92	**1.4**	(21.8)	nm
	229.0	231.8	-1	**163.1**	111.9	46

5 Tax

Six months ended 30 June	2003 S$m	2002 S$m	Change %
Group	**10.3**	5.7	81
Associates and joint ventures	**47.1**	113.9	-59
	57.4	119.6	-52

The provision for income tax is based on the statutory tax rates of the respective countries in which the companies are operating and after taking into account non-deductible expenses and temporary differences.

6 Dividends (net)

Six months ended 30 June	Group	
	2003	2002
	S$m	S$m
Final dividend in respect of 2002 of 12% (2001: 12%) less income tax	**22.6**	22.3

7 Segment information

Six months ended 30 June	Revenue		Profit before financing charges		Net profit	
	2003	2002	**2003**	2002	**2003**	2002
	S$m	S$m	**S$m**	S$m	**S$m**	S$m
Astra	**998.6**	853.9	**154.0**	152.4	**112.2**	98.0
Motor	**1,498.1**	1,284.2	**34.2**	40.2	**18.7**	25.8
Property	**194.1**	191.5	**31.6**	16.6	**18.2**	9.6
Others	**4.3**	49.1	**(1.0)**	-	**(10.0)**	(9.0)
	2,695.1	2,378.7	**218.8**	209.2	**139.1**	124.4
Material, recurring items					**22.6**	9.3
Exceptional items					**1.4**	(21.8)
					163.1	111.9

	Total assets	
	At 30.6.03	At 31.12.02
	S$m	S$m
Astra	**662.5**	323.5
Motor	**779.2**	842.3
Property	**1,180.5**	1,202.0
Others	**32.6**	46.6
	2,654.8	2,414.4
Unallocated assets	**8.3**	10.0
	2,663.1	2,424.4

8 Interests in associates and joint ventures

	Group		Company	
	At 30.6.03 S$m	At 31.12.02 S$m	**At 30.6.03 S$m**	At 31.12.02 S$m
At cost:				
- quoted equity shares (Group market value: 2003: S$1,178.0 million; 2002: S$586.8 million)	**856.1**	703.9	**24.9**	24.9
- unquoted equity shares	**113.9**	97.4	**44.7**	28.2
	970.0	801.3	**69.6**	53.1
Provision for diminution in value of investment in unquoted associates and joint ventures	-	-	**(0.8)**	-
Post-acquisition reserves	**(135.3)**	(308.8)	-	-
Unamortised goodwill	**25.4**	9.1	-	-
	860.1	501.6	**68.8**	53.1
Long term loans to associates	**19.8**	19.8	**19.8**	19.8
Amounts owing by associates and joint ventures (non-trade), less provision of S$21.3 million (2002: S$20.7 million)	**124.6**	157.6	-	-
Amounts owing to associates and joint ventures (non-trade)	**(15.6)**	(15.6)	-	-
	988.9	663.4	**88.6**	72.9

All long term loans and non-trade advances to and from associates are unsecured and have no fixed terms of repayment.

The long term loans and non-trade advances to and from associates and joint ventures are interest free except for the long term loan of S$1.0 million (31.12.02: S$1.0 million) and non-trade advances to associates amounting to S$42.3 million (31.12.02: S$59.4 million) which are interest bearing and the weighted average interest rates at balance sheet date were 3.0% (31.12.02: 3.0%) and 4.5% (31.12.02: 3.7%) per annum, respectively. The fair values of the long term loans and non-trade advances are not disclosed as it is not practicable to determine fair value with sufficient reliability.

Five associates, Rutile Pte Ltd, PMCL Pte Ltd, Bodenheim Investments Pte Ltd, Golden Quantum Acres Sdn Bhd and Grange Development Pte Ltd, are deemed to be joint venture companies as a subsidiary, MCL Land Limited, has a long term 53.5% interest in Grange Development Pte Ltd and a 50% interest in the other four associates and has, by way of contractual arrangements, joint control in the companies' operational and financial affairs. Rutile Pte Ltd and PMCL Pte Ltd each has a 50% interest in Ubi Development Pte Ltd, which owns an industrial development property at Ubi Avenue 1 while Bodenheim Investments Pte Ltd owns a residential property at Upper Serangoon View. Golden

8 Interests in associates and joint ventures (cont'd)

Quantum Acres Sdn Bhd was inactive during the financial period. Grange Development Pte Ltd is developing a residential development at Grange Garden.

MCL Land Limited's share of the assets employed and liabilities incurred by the joint venture companies is as follows:

	At 30.6.03 S$m	At 31.12.02 S$m
Development properties	**250.8**	233.6
Net current liabilities	**(22.6)**	(3.1)
Borrowings due after one year	**(126.3)**	(118.1)
Amount due to shareholders	**(134.1)**	(164.4)
Capital commitments	**84.3**	102.2

Due to the size and complexities of Astra, its results are reported later. As such Astra's results are equity accounted for the six months from 1 December 2002 to 31 May 2003, but adjusted for significant transactions occurring in June 2003. As at 30 June 2003, the carrying value of Astra was S$662.5 million (31.12.02: S$323.5 million).

9 Borrowings

	Group	
	At 30.6.03 S$m	At 31.12.02 S$m
Borrowings due within one year		
- secured	**118.0**	209.3
- unsecured	**530.1**	353.1
	648.1	562.4
Borrowings due after one year		
- secured	**37.6**	63.8
- unsecured	**135.0**	150.2
	172.6	214.0
Total borrowings	**820.7**	776.4

Certain subsidiaries of the Company pledged their assets in order to obtain loans from financial institutions. The net book value of properties and other assets pledged/mortgaged to financial institutions amounted to S$421.8 million (31.12.02: S$672.5 million).

10 Cash flows from operating activities

Six months ended 30 June	Group	
	2003	2002
	S$m	S$m
Operating profit	**52.0**	36.4
Adjustments for:		
Depreciation and amortisation	**7.0**	7.4
Foreign exchange translation difference	**35.0**	16.1
Loss/(profit) on sale of property, plant and equipment	**0.3**	(0.3)
	42.3	23.2
Operating profit before working capital changes	**94.3**	59.6
Changes in development properties for sale (excluding interest capitalised during the period)	**(112.6)**	85.2
Changes in working capital		
Stocks	**66.3**	72.7
Debtors	**24.5**	(27.0)
Creditors	**(43.4)**	(26.2)
Retention money payable	**0.7**	0.3
Amounts owing by/to associates and joint ventures	**39.5**	16.9
	87.6	36.7
Cash flows from operating activities	**69.3**	181.5

11 Issue of shares

The number of shares that may be issued on conversion of all outstanding options granted pursuant to the CCL Executives' Share Option Schemes amounted to 2,747,900 as at 30 June 2003 (30.6.02: 3,493,100).

Between 31 March 2003 and 30 June 2003, 56,667, 399,234 and 102,000 ordinary shares were issued for cash to executives who exercised the options granted on 1 March 2000, 8 May 2001 and 28 February 2002 pursuant to the CCL Executives' Share Option Scheme 2000, to subscribe for shares of S$1.00 each at S$3.89, S$3.227 and S$4.147 respectively, per share.

Except for those mentioned above, there were no other rights, bonus or equity issues during the period between 31 March 2003 and 30 June 2003.

On 2 July 2003, 3,589,557 new ordinary shares of S$1.00 each were issued at an issue price of S$4.72 for each new share to shareholders who had elected to participate in the Cycle & Carriage Limited Scrip Dividend Scheme in respect of the final dividend for the financial year ended 31 December 2002.

12 Interested person transactions

Six months ended 30 June 2003

Name of interested person	Aggregate value of all interested person transactions (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)
	S$m	**S$m**
Capital Services of Singapore Limited - purchase of 10% interest in UMF (Singapore) Limited	16.5	-
Gammon Skanska Pte Ltd - development of a multi-storey car park	-	8.2
Jardine Matheson Limited - management consultancy services	-	0.8
Jardine India Software Technologies Pvt. Ltd - purchase of software development services	-	0.2
	16.5	9.2

13 Commitments

	Group		Company	
	At 30.6.03 S$m	At 31.12.02 S$m	**At 30.6.03 S$m**	At 31.12.02 S$m
(a) **Capital commitments**				
Approved and contracted	10.2	2.8	-	-
Approved, but not contracted	-	0.1	-	-
	10.2	2.9	-	-
(b) **Commitments for property development expenditure**				
Approved and contracted	103.7	87.8	-	-
Approved, but not contracted	142.2	102.4	-	-
	245.9	190.2	-	-
(c) **Operating lease commitments**				
Operating lease commitments with terms of more than one year are as follows:				
Lease rentals payable:				
- within one year	6.1	6.3	0.3	0.1
- between one and five years	12.0	12.6	0.1	0.1
- after five years	2.6	2.3	-	-

14 Contingent liabilities

(a) The Company has given corporate guarantees to secure bank facilities and term notes for certain subsidiaries totalling S$257.6 million (31.12.02: S$266.4 million).

(b) A subsidiary has given indemnities to financial institutions for guarantees issued on behalf of other subsidiaries amounting to S$12.9 million (31.12.02: S$12.9 million).

15 Others

The results do not include any pre-acquisition profits and have not been affected by any item, transaction or event of a material or unusual nature other than the material, recurring items and exceptional items set out in note 4 of this report.

No other significant transaction or event has occurred between 30 June 2003 and the date of this report except that on 29 July 2003, the Company announced that it plans to raise approximately between S$245.7 million and S$248.1 million by way of a renounceable underwritten rights issue at an issue price of S$3.00 for each new ordinary share of S$1.00 in the capital of the Company. The rights issue will be offered to shareholders of the Company on the basis of 1 new rights share to 3 ordinary shares of S$1.00 each held in the capital of the Company as at 5.00 p.m. on 14 August 2003. The net proceeds of the rights issue (after deducting estimated expenses) are expected to be approximately between S$233.7 million and S$236.1 million and will be used to reduce the short term borrowings of the Group incurred to support the Group's investment in Astra.

16 Closure of books

NOTICE IS HEREBY GIVEN that the Transfer Books and the Register of Members will be closed from 16 September 2003 to 17 September 2003 (both dates inclusive) for the purpose of determining shareholders' entitlement to the interim dividend.

Duly completed transfers received by Cycle & Carriage Limited's Share Registrar, M&C Services Private Limited at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 up to 5.00 p.m. on 15 September 2003 ("Books Closure Date") will be registered before entitlements to the interim dividend are determined. Shareholders whose securities accounts with The Central Depository (Pte) Limited ("CDP") are credited with shares as at the Books Closure Date will be entitled to the interim dividend. The interim dividend will be paid on 26 September 2003.

For further information, please contact:
Cycle & Carriage Limited
Ho Yeng Tat Tel: 65 64708108

Full text of the Financial Statement and Dividend Announcement for the six months ended 30 June 2003 can be accessed through the internet at 'www.cyclecarriage.com'.

The Board of Directors
Cycle & Carriage Limited
239 Alexandra Road
Singapore 159930

29 July 2003

Dear Sirs

Review of the consolidated interim financial statements of Cycle & Carriage Limited and its subsidiaries ("CCL Group") for the half year ended 30 June 2003

We have reviewed the consolidated interim financial statements (as described in Financial Reporting Standard 34, Interim Financial Reporting) of the CCL Group for the half year ended 30 June 2003. The interim financial statements of the CCL Group are the responsibility of the Company's directors. Our responsibility is to issue a report on these interim financial statements based on our review.

We conducted our review in accordance with the Singapore Standard on Auditing 910, Engagements to Review Financial Statements. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the unaudited interim financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial information of the Group is not presented fairly, in all material respects, in accordance with Financial Reporting Standard 34.

PricewaterhouseCoopers
Certified Public Accountants

Singapore

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